Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-187322

LADENBURG THALMANN FINANCIAL SERVICES INC.

8.00% Series A Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 Per Share)

Final Pricing Term Sheet

May 20, 2013

Issuer	Ladenburg Thalmann Financial Services Inc.

Securities offered	8.00% Series A Cumulative Redeemable Preferred Stock (“Series A Preferred Stock”)

Shares offered	4,600,000 shares

Over-allotment option	690,000 shares

Trade date	May 21, 2013

Settlement and delivery date	May 24, 2013 (T + 3)

Liquidation preference	$25.00 per share

Maturity	Perpetual

Public offering price	$25.00 per share

Aggregate liquidation preference	$115,000,000 (assuming the over-allotment option is not exercised)

Underwriting discount	$1.50 per share; $6,900,000 total (assuming the over-allotment option is not exercised)

Net proceeds to the Issuer, before expenses	$23.50 per share; $108,100,000 total (assuming the over-allotment option is not exercised)

Dividend rate	8.00%

Dividend payment date	The 28th day of each month (provided that if any dividend payment date is not a business day, then the dividend that would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day without adjustment in the amount of the dividend), commencing on June 28, 2013 (long first dividend)

Dividend record date	The 15th day of each month; the first dividend record date will be June 15, 2013

Optional redemption date	On or after May 24, 2018

Conversion rights

Share Cap: 25.00

Exchange Cap: Subject to certain adjustments, the Exchange Cap will not exceed 115,000,000 shares of our common stock (or equivalent Alternative Conversion Consideration, as applicable), or 132,250,000 shares of our common stock (or equivalent Alternative Conversion Consideration, as applicable) if the underwriters’ over-allotment option to purchase additional shares of Series A Preferred Stock is exercised in full

NYSE MKT listing symbol	LTS PrA

CUSIP	50575Q201

ISIN	US50575Q2012

Use of Proceeds	We plan to use the net proceeds from the offering to prepay the December 2014 and December 2015 installments (approximately $16.1 million each) under our notes payable to various lenders, including an affiliate of our principal shareholder and the chairman of our board of directors, Phillip Frost, M.D., Vector Group Ltd. and an affiliate of our president and chief executive officer, Richard J. Lampen, which were used to finance the acquisition of Securities America and to repay the outstanding borrowings (approximately $39.3 million as of May 20, 2013) under our revolving credit agreement with an affiliate of Dr. Frost. We will use any remaining net proceeds for general corporate purposes, including further repayment of indebtedness

Book-Running Managers	Mitsubishi UFJ Securities (USA), Inc. Ladenburg Thalmann & Co. Inc.

Co-Managers	Barrington Research Associates, Inc. Henley & Company LLC Maxim Group LLC MLV & Co. LLC

Additional Disclosure	Certain of our directors and officers, including Phillip Frost, M.D. and Richard J. Lampen, and their affiliates have indicated an interest in purchasing an aggregate of up to 1,091,200 shares of Series A Preferred Stock in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, they may determine to purchase fewer shares than they have indicated an interest in purchasing or not to purchase any shares in this offering. Any shares sold to our directors and officers and their affiliates will be subject to the lock-up agreements described in the preliminary prospectus supplement dated May 14, 2013

The issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement dated May 14, 2013 with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, accompanying prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Mitsubishi UFJ Securities (USA), Inc. by calling (877) 649-6848.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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